Stradley Ronon Stevens & Young, LLP Suite 1601 191 North Wacker Drive Chicago, IL 60606 Telephone 312.964.3500 Fax 312.964.3501 www.stradley.com

VIA EDGAR

October 21, 2016

Kimberly A. Browning

Senior Counsel

Disclosure Review and Accounting Office

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nuveen Floating Rate Income Fund

   File Numbers: 333-212355; 811-21494

Dear Ms. Browning:

This letter responds to the comments provided verbally on October 19, 2016 by the staff of the Securities and Exchange Commission (the “SEC”) regarding the registration statement on Form N-2 (the “Registration Statement”), filed with respect to Term Preferred Shares of the Nuveen Floating Rate Income Fund (the “Registrant” or the “Fund”). For convenience, each of the comments applicable to the Fund are repeated below, with the response immediately following.

Enclosed for your convenience is a copy of pre-effective amendment no. 2 to the Registration Statement, which was filed with the SEC on the date of this letter and is marked to show changes from pre-effective amendment no. 1 to the Registration Statement as filed on October 7, 2016.

Cover Pages

1.	Comment: The Prospectus indicates:

a.	“Senior Loans that the Fund intends to invest in are usually rated below investment grade, and share the same risks of other below investment grade debt instruments.” See “Risk Factors – Security Level Risks – Senior Loan Risk.”

b.	“Substantially all of the Fund’s portfolio likely will be invested in debt instruments of below investment grade quality.” See “Risk Factors – Issuer Level Risks –Below Investment Grade Risk.”

On the Cover Page, please clarify the disclosure under the “Investment Strategies” heading by disclosing the facts noted above in sub-sections a and b of this comment.

Response:  The Registrant has revised the Cover Page to address this comment by adding the underlined text indicated below:

“Investment Strategies. The Fund invests at least 80% of its Managed Assets (as defined on page 8) in adjustable rate secured senior loans and adjustable rate unsecured senior loans, which unsecured senior loans will be, at the time of investment, investment grade quality. The Fund invests at least 65% of its Managed Assets in adjustable rate senior loans that are secured by specific collateral. Senior loans are made to U.S. or non-U.S. corporations, partnerships and other business entities that operate in various industries and geographical regions. Senior loans pay interest at rates that are predetermined periodically at short-term intervals on the basis of an adjustable base lending rate plus a premium. Senior loans are typically below investment grade quality and may have below investment grade ratings. The Fund may invest its Managed Assets without limit in senior loans and other debt instruments that are, at the time of investment, rated below investment grade or unrated but judged to be of comparable quality. However, no more than ~~10~~30% of the Fund’s Managed Assets may be invested in Senior Loans and other debt securities that are, at the time of investment, below investment grade (rated CCC+ or Caa or below by S&P, Moody’s or Fitch or that are unrated but judged to be of comparable quality). Substantially all of the Fund’s portfolio likely will be invested in debt instruments of below investment grade quality. Investments rated below investment grade, or that are unrated but of equivalent credit quality, are commonly referred as “junk bonds” and have predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal when due.”

Prospectus Summary:

Investment Objectives and Policies

2.

Comment:  The “Investment Objective and Policies” section states, “[t]he Fund may invest up to 50% of its Managed Assets in securities and other instruments that, at the time of investment, are illiquid (i.e., securities that are not readily marketable). ” Please disclose that the Fund may at times hold illiquid securities in an amount exceeding 50% of its

Managed Assets. Please also explain what course of action the Fund will take if its illiquid securities holdings exceed 50% of Managed Assets.

Response:  The Fund has added the following language to the sixth bullet point in the “Investment Objective and Policies” section of the Prospectus Summary:

“The appreciation of illiquid securities or the depreciation of liquid securities may put the Fund in a position where more than 50% of the value of its Managed Assets is invested in illiquid securities. In such circumstances, the Fund will not invest in any additional investments that are illiquid at the time of investment.”

3.	Comment: This section states that, “ [n]o more than 30% of the Fund’s Managed Assets may be invested in Senior Loans and other debt instruments that are, at the time of investment, rated CCC+ or Caa or below by S&P, Moody’s or Fitch or that are unrated but judged to be of comparable quality” (emphasis added). Please add disclosure clarifying that, because this policy applies at the time of investment, it will not be considered violated unless an excess or deficiency occurs or exists immediately after and as a result of an acquisition of securities.

Response:  The Registrant has added the following disclosure to the end of the sixth paragraph under the heading, “Investment Objective and Policies”:

“Investment rating limitations are considered to apply only at the time of investment and will not be considered violated unless an excess or deficiency occurs or exists immediately after and as a result of an acquisition of securities.”

Prospectus

The Fund’s Investments – Investment Objective and Policies

4.	Comment: We note that your response to Comment 27 in your letter dated October 7, 2016 indicates that the Fund’s disclosure concerning “synthetic” instruments and total return swaps has been revised as indicated in the letter. However, the disclosure in the Registration Statement does not match the revised disclosure indicated in your letter. Please revise such disclosure to conform to your comment response or confirm that the Registration Statement disclosure is accurate.

Response:  The Fund confirms that the applicable disclosure in the Registration Statement is accurate. The description of the disclosure set forth in the response letter was inadvertently not updated to reflect the final language.

The Fund previously revised the disclosure in the Registration Statement as indicated below:

“The Fund may utilize total return swaps as a component of “synthetic” investments. A “synthetic” investment is comprised of two components that, when combined, replicate or emulate the economic exposure of a third investment. The Fund may use the combination of a total return swap and cash equivalents to replicate or emulate exposure to Senior Loans. The cash equivalent market value effectively represents the “principal” portion of such “synthetic” Senior Loan exposure, and the total return swap market value (not notional value) represents the “interest” and/or “return” portion of such Senior Loan exposure. When combined, these two components provide the investment profile of a direct investment in Senior Loans.

For purposes of the investment policy requiring the Fund to invest at least 80% of its Managed Assets in Senior Loans, the Fund will~~, based on the SEC staff’s current interpretation of applicable rules and other SEC guidance, as communicated to the Fund,~~ treat only the positive valuation of the total return swap portion of a synthetic investment as counting towards the 80% policy, and will value such swap using mark-to-market principles in accordance with generally accepted accounting principles. In the event that applicable rules or SEC guidance change, the Fund may, to the extent permitted, incorporate such change in the calculation of a synthetic investment as a “Senior Loan” for purposes of the Fund’s 80% policy.”

Form of Prospectus Supplement

Use of Leverage

5.	Comment: Item 8(b) of the Instructions to Form N-2 states that the disclosure set forth under the heading “Use of Leverage – Effects of Leverage” in the form of Prospectus Supplement is required “[i]f the prospectus offers common stock of the Registrant and the Registrant has outstanding or is offering a class of senior securities as defined in Section 18 of the 1940 Act” (emphasis added). Since the prospectus is not offering common stock of the Fund, please confirm that you intend to include this disclosure, or delete this heading.

Response:  The Fund hereby confirms that the Prospectus Supplement to be filed with the Commission in connection with a takedown of the shelf offering under the Registration Statement will not include this disclosure. As a result, it has been deleted.

Financial Highlights

6.	Comment: We understand that the Fund proposes to include additional information, in the form of a footnote, to the line item entitled, “Borrowings at End of Period – Asset Coverage per $1,000.” Please summarize this additional information and confirm that the Commission’s Division of Investment Management, Chief Accountant’s Office has reviewed and approved it.

Response:  The Registrant has proposed to supplement the asset coverage calculations included in the Financial Highlights to include in a footnote the Fund’s asset coverage on

Borrowings as calculated in accordance with the 1940 Act. The Chief Accountant’s Office has reviewed this proposed disclosure and indicated it has no objection to it.

General

7.	Comment: We remind you that the Registrant and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff of the SEC.

Response:  Acknowledged.

We believe that this information responds to all of your comments. If you should require additional information, please call me at 312.964.3502.

Sincerely yours,

/s/ David P. Glatz

David P. Glatz

Enclosures
Copies (w/encl.) to

G. Zimmerman
E. Fess
J. Fox